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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

UTi Worldwide Inc.
(Name of Issuer)
Ordinary shares, no par value per share
(Title of Class of Securities)
G87210103
(CUSIP Number)
Stephen D. Cooke
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
(714) 668-6200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G87210103	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Matthys J. Wessels

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

South Africa

	7	SOLE VOTING POWER:

NUMBER OF		1,878,914 (which includes 1,094,810 shares over which Reporting Person has voting power (see Item 6 below), 728,214 shares held by Wagontrail Investments NV, a company incorporated the laws of the Netherlands Antilles, which is indirectly owned by Reporting Person ("Wagontrail"), 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares).

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		784,104 (which includes 728,214 shares held by Wagontrail, 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares, and excludes 1,094,810 shares over which Reporting Person has only voting power (see Item 6 below)).

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,878,914 (which includes 1,094,810 shares over which Reporting Person has voting (but not dispositive) power (see Item 6 below), 728,214 shares held by Wagontrail, 4,227 shares directly held by Reporting Person and options to purchase 51,663 shares).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%, based on 31,684,217 ordinary shares outstanding as of December 31, 2005.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Schedule 13D
     This Amendment No. 7 (this “Amendment No. 7”) amends the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Matthys J. Wessels (the “Reporting Person”) on May 17, 2002, as amended by (i) that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on October 3, 2002, (ii) that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 23, 2002, (iii) that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 2, 2004, (iv) that certain Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on December 27, 2004, (v) that certain Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on April 28, 2005, and (vi) that certain Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on July 28, 2005.
Item 5. Interest in Securities of the Issuer.
          (a) and (b) Reporting Person, through Wagontrail Investments NV, a holding company indirectly controlled by Reporting Person and incorporated under the laws of the Netherlands Antilles (“Wagontrail”), beneficially owns 728,214 ordinary shares of the Issuer. Through voting agreements previously described, Reporting Person also has the right to vote (but not investment or dispositive power) over 1,094,810 Ordinary Shares of the Issuer. See Item 6 below. Reporting Person also directly holds 4,227 Ordinary Shares.
               In addition, as of the date of this filing, Reporting Person has options to purchase a total of 95,104 Ordinary Shares of the Issuer granted pursuant to the Issuer’s 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. Options to purchase 51,663 Ordinary Shares are exercisable within 60 days of the date of the event requiring this filing.
               The sum of the foregoing shares and exercisable options totals 1,878,914 Ordinary Shares, which constitutes approximately 5.9% of the Issuer’s 31,684,217 Ordinary Shares outstanding as of December 31, 2005.
               Excluded from the above calculations are certain performance awards in the form of 13,570 restricted stock units granted to Reporting Person under the Issuer’s 2004 Long-Term Incentive Plan and which have been previously disclosed by the Issuer. The units entitle Reporting Person to have Ordinary Shares issued to him upon the satisfaction of certain performance criteria, and are subject to vesting over a period of time, with 100% of the shares vesting at the end of the performance period. The actual number of shares issuable under these performance awards will be based on the Issuer’s performance relative to certain targets.
          (c) See Item 6 below.

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Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
          As previously disclosed by Mr. Wessels, in order to facilitate a monetization by United Service Technologies Limited (“Uniserv”) in December 2004 of a portion of its interest in Issuer (the “Uniserv Monetization”), Wagontrail entered into Securities Loan Agreements with the dealers (the “Wessels Securities Loan Agreements”). Under such loan agreements, Mr. Wessels continued to remain the beneficial owner of the 728,214 Ordinary Shares subject to the share loans. As disclosed in an Amendment No. 4 to Schedule 13D filed on December 13, 2005, with the Securities and Exchange Commission by PTR, Uniserv, and Union-Transport Holdings, Inc. (“UTH”), Uniserv irrevocably exercised its right to terminate certain financing transactions originally entered into in connection with the Uniserv Monetization (the exercise of such right is referred to as the “Early Unwind Option”). As a result of the exercise by Uniserv of the Early Unwind Option, the 728,214 Ordinary Shares subject to the Wessels Securities Loan Agreements were delivered to Wagontrail and the parties’ obligations under the Wessels Securities Loan Agreements terminated.
          As previously disclosed, PTR entered into voting agreements (which do not confer investment or dispositive power) with its shareholders whereby PTR agreed to vote the Ordinary Shares held by it as directed by its shareholders in proportion to their interests in PTR. The previously disclosed voting agreement between PTR and the Anubis Trust, a trust organized under the laws of the Guernsey Islands in 1987 and originally established pursuant to an anti-apartheid divestiture law that was then applicable to a predecessor corporation of some of Issuer’s South African operations, was canceled on January 20, 2006, which cancellation terminated the previously disclosed assignment of such rights from the Anubis Trust to Mr. Wessels. As a result of the foregoing and various matters previously disclosed by PTR, Uniserv and UTH in amendments to Schedule 13D, including the previously disclosed liquidation of Uniserv, Mr. Wessels has the right to vote an aggregate of 1,094,810 Ordinary Shares as a result of the voting agreements.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2006
/s/ Matthys J. Wessels

Matthys J. Wessels

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